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November 16, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:  H. Christopher Owings

Re:	Hollywood Media Corp.
Form 10-Q/A for the Fiscal Quarter ended June 30, 2010
Filed August 26, 2010
Form 10-K/A for Fiscal Year ended December 31, 2009
Filed April 30, 2010
Form 10-K for Fiscal Year ended December 31, 2009
Filed March 19, 2010
File No. 1-14332

Dear Mr. Owings:

We are writing on behalf of our client, Hollywood Media Corp. (the “Company”), in connection with the comments of the Staff set forth in the letter dated November 8, 2010 with respect to the above-referenced Form 10-K, Amendment No. 1 to Form 10-K and Amendment No. 1 to Form 10-Q. This letter confirms that the Company has requested an extension until December 3, 2010 to respond to the above-referenced comment letter, and that Mr. Milwood Hobbs of the Staff has granted this extension during a telephone conference with myself and my colleague, Noah Kressler, on November 15, 2010.

If you have any questions, please do not hesitate to call the undersigned at (202) 682-7147.

Sincerely yours,

/s/ Catherine T. Dixon

Catherine T. Dixon, Esq.

cc:	Milwood Hobbs, Securities and Exchange Commission
Scott Gomez, Hollywood Media Corp.
James Moakley, Hollywood Media Corp.
Howard B. Dicker, Weil, Gotshal & Manges LLP
Todd R. Chandler, Weil, Gotshal & Manges LLP